Exhibit 99.10
Code of Ethics

NEUROCHEM INC.
CODE OF ETHICS
     Neurochem Inc. (the “Corporation”) expects all of its directors, officers and employees, as well as those of its subsidiaries, to comply with the laws and regulations governing its conduct and further is committed to promoting integrity and maintaining the highest standard of ethical conduct in all of its activities. The Corporation’s business success is dependent on trusting relationships, which are built on this foundation of integrity. Our reputation is founded on the personal integrity of the Corporation’s personnel and accordingly this Code of Ethics is applicable to all directors, officers and employees of the Corporation and its subsidiaries.
     Each of us, as part of the Corporation, occupies a position of trust in our relations with fellow employees, customers, competitors, suppliers, government authorities, investors and the public. Whatever the area of activity, we should, of course, be honest and responsible in our relations with others.
     If there are any doubts as to whether a course of action is proper, or about the application or interpretation of any legal requirement, discuss it with your immediate supervisor. You may also discuss it with the Corporation’s Chief Financial Officer who, if appropriate, will seek the advice of the Corporation’s legal counsel.
     This is not a complete Code of Ethics. No statement can offer a complete guide to cover all possible situations that might be encountered. There are some areas, however, which because of their special importance, deserve particular attention and these are set out in what follows.
Conflict of Interest
     Each director, officer or employee, including in particular the principal executive officers, principal financial officers, principal accounting officers and controller (or persons performing those functions) (collectively the “Employees”) of the Corporation and its subsidiaries must avoid any conflict, or perception of conflict, between his or her personal interests and the interests of the Corporation in transacting the Corporation’s business. All actions and decisions by Employees in the performance of work must be based on impartial and objective assessments of the Corporation’s interests in the situation, totally without regard to any gifts, favours, or similar benefits from outside parties that could affect (or be seen by others to possibly affect) their judgment. Any gift, loan to or guarantee of obligation of, or benefit of any kind that has a value in excess of $100 must be approved by the Chief Financial Officer or, in his absence, the General Counsel. Any gift, loan to or guarantee of obligation of, or benefit of any kind that has a value in excess of $400 made to the Chief Financial Officer must be approved by General Counsel or, in his absence, the Chief Executive Officer. Notwithstanding the forgoing, any gift, loan to or guarantee of obligation of, or benefit of any kind that has a value in excess of $400 made to the Chief Executive Officer must be approved by the Lead Director.
Amended February 2007

     No Employee shall have any financial interest or position with any entity that transacts business with or competes with the Corporation other than the ownership of a minor percentage of shares in a public company without immediately disclosing these interests and obtaining the approval of the Chief Financial Officer or, in the case of directors or officers, the board of directors of the Corporation (the “Board”).
Corporate Opportunities
     Employees are prohibited from (a) taking for themselves personally corporate opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Corporation. Employees owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.
Fair Dealing
     Each Employee should endeavour to deal fairly with the Corporation’s customers, suppliers, competitors and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
Protection and Proper Use of Corporation Assets
     All Employees should protect the Corporation’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation’s profitability. All of the Corporation’s assets should be used for legitimate business purposes.
Compliance with Laws, Rules and Regulations (including insider trading laws)
     The Corporation will proactively promote compliance with laws, rules and regulations, including insider trading laws. The Corporation views insider trading as both unethical and illegal and will deal with it decisively. In this regard, Employees are referred to the Corporation’s Disclosure and Trading Policy
Confidentiality
     Employees will be required to maintain the confidentiality of information entrusted to them by the Corporation or its trading partners as required by the Corporation’s Disclosure and Trading Policy. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Corporation or its trading partners, if disclosed.
Fair Financial Reporting and Public Communications
     Information in the Corporation’s public communications, including periodic financial reports required to be filed by the Corporation and communications with shareholders, must be full, fair, accurate, timely and understandable. All Employees who are involved in the Corporation’s disclosure process, including the senior financial officers (which include the Chief
Amended February 2007

Executive Officer, the Chief Financial Officer and the Corporate Controller) are expected to act in furtherance of this Policy. In particular, these individuals are required to be familiar with the disclosure requirements for the Corporation and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Corporation to others, whether within or outside the Corporation, including the Corporation’s independent auditors. Additionally, any Employee with a supervisory role in the Corporation’s disclosure process is required to discharge his or her responsibilities diligently.
Sexual Harassment
     Sexual harassment by an individual, regardless of seniority, is regarded as unacceptable conduct, and all Employees must comply with applicable legislation.
Disclosure
     In the event that a breach of this Policy has occurred or if an Employee is concerned that a breach has or may occur, the Employee has an obligation to immediately disclose the situation and facts to his supervisor, the Chief Financial Officer or to the General Counsel for their counsel and direction. Potential conflicts of Board members shall be disclosed to the Board itself in accordance with Board guidelines and obligations. Every Employee has an obligation to provide full and complete disclosure. An undisclosed breach is a more serious violation of trust than an early and full disclosure of the situation.
     If any Employee believes that he or she may have a personal interest which could be construed or perceived by others to be in conflict with their position as an Employee they have an obligation to make full and complete disclosure as noted above.
     The Chief Executive Officer, the Chief Financial Officer or the Board may, if a conflict is disclosed fully and in advance, permit the conflict in certain instances, if deemed reasonable.
Waiver
     Any waiver of this Policy for executive officers or directors of the Corporation may be made only by the Board or a committee of the Board and must be promptly disclosed to the Corporation’s shareholders.
Compliance
     The Board of Directors shall be responsible for monitoring compliance with this Policy. A violation of this Policy will result in disciplinary action and could result in dismissal for cause or removal from the Board of Directors, as the case may be. However, no such disciplinary or other retaliatory action (including dismissal or removal from the Board of Directors) shall be taken against any person as a result of or in connection with the reporting or disclosure by such person of a violation or alleged violation of this Policy by another person.
Amended February 2007

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